UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2007

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7):

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 13 November, 2007

ASX & MEDIA RELEASE
13 NOVEMBER, 2007

RESEARCH INDICATES SYNTHETIC COMPOUND NV-52 MAY BE USEFUL IN TREATMENT OF INFLAMMATORY BOWEL DISEASE

Sydney, Australia and New Canaan, Connecticut.  An article published in a recent edition of the peer review journal Expert Opinion, Vol. 16, No. 8, reveals the compound NV-52, developed by Novogen Limited (ASX: NRT  NASDAQ: NVGN), may be useful for the maintenance of remission in inflammatory bowel disease (IBD).

IBD comprises two different syndromes: ulcerative colitis, which involves the rectum and colon; and Crohn’s disease in which any portion of the gastrointestinal tract may be affected.  The disease is characterised by periods of remission interspersed with ‘flares’ when the disease relapses, causing acute abdominal pain, diarrhoea, bleeding and fatigue.  There is no cure for IBD and medical therapy attempts to decrease the frequency of flares - maintaining remission, or maintenance therapy.  Unfortunately, none of these treatments is without unpleasant side effects.

NV-52, a synthetic flavonoid, has completed Phase 1a and 1b clinical trials in healthy volunteers in Australia, where it demonstrated no detectable side effects, as well as the likelihood of requiring just once daily dosing.  NV-52 has been shown to be effective in suppressing colonic inflammation in laboratory mice and has not displayed any toxicity in in vitro and extensive animal toxicological studies.

NV-52 is thought to work as a selective thromboxane synthase (TXS) inhibitor, which researchers believe may play a major therapeutic role in IBD due to its apparent ability to inhibit pro-inflammatory thromboxanes.  Thromboxanes are produced in excess in inflamed gut mucosa of IBD patients and even in the uninflamed bowel in Crohn’s disease.  The research shows NV-52 may be effective at preventing and limiting the severity of IBD when administered in low doses prior to, and during colonic inflammation.

The article indicates that NV-52 seems to be a principal developmental drug of interest at the present time for the prevention of relapse in IBD, particularly for the large portion of patients who have mild-to-moderate disease.

“Our research suggests that NV-52 will be a safe and well-tolerated therapy and animal studies provide promise that it may have useful efficacy,” said Laurence Howes, Professor of Pharmacology and Therapeutics at Griffith and Bond University Medical School in Queensland, Australia, and lead author of the study.  “Improved maintenance therapy remains the greatest unmet medical need in treating IBD, with the challenge in drug development being a non-toxic agent that will maintain disease remission.”

NV-52 is part of an emerging class of synthetic isoflavonoid compounds.  Isoflavones have been reported to have a wide range of pharmaceutical effects in animal studies and in clinical research.

Novogen Limited researchers hope the compound could one day become a leading therapy for the treatment and maintenance of remission in IBD.

About Novogen Limited:
Novogen Limited (ASX: NRT  NASDAQ: NVGN) is an Australian biotechnology company that has patented isoflavone technology for the treatment and prevention of degenerative diseases and disorders. Over the past ten years, Novogen has conducted the largest and most comprehensive isoflavone clinical testing programs in the world. Novogen is involved in drug discovery and product development for disorders that are commonly associated with aging and coordinates an international clinical research and development program with external collaborators, hospitals and universities.  For more information, visit www.novogen.com.

Under U.S. law, a new drug cannot be marketed until it has been investigated in clinical trials and approved by the FDA as being safe and effective for the intended use. Statements included in this press release that are not historical in nature are "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. You should be aware that our actual results could differ materially from those contained in the forward-looking statements, which are based on management's current expectations and are subject to a number of risks and uncertainties, including, but not limited to, our failure to successfully commercialize our product candidates; costs and delays in the development and/or FDA approval, or the failure to obtain such approval, of our product candidates; uncertainties in clinical trial results; our inability to maintain or enter into, and the risks resulting from our dependence upon, collaboration or contractual arrangements necessary for the development, manufacture, commercialization, marketing, sales and distribution of any products; competitive factors; our inability to protect our patents or proprietary rights and obtain necessary rights to third arty patents and intellectual property to operate our business; our inability to operate our business without infringing the patents and proprietary rights of others; general economic conditions; the failure of any products to gain market acceptance; our inability to obtain any additional required financing; technological changes; government regulation; changes in industry practice; and one-time events. We do not intend to update any of these factors or to publicly announce the results of any revisions to these forward-looking statements.